August 12, 2010

Via Edgar

Mr. Michael R. Clampett
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	United Security Bancshares
Form 10-K for the year ended December 31, 2009 and Schedule 14A for filed on April 20,
2010 and the 10-Q for the quarterly period ended March 31, 2010
File No. 000-32987

Dear Mr. Clampett:

This will confirm with the Staff that United Security Bancshares (the “Company”) intends to provide a complete response to the Staff’s comments contained in the Staff’s letter dated August 6, 2010 (“Staff Letter”) by August 31, 2010.  The Company as indicated in the telephone conversation among Ken Donahue and Richard Shupe of the Company and Mr. Jonathan Gottlieb of the SEC on August 9, 2010, is in the final stage of preparing and filing the 10-Q for the quarterly period ended June 30, 2010 and is unable due to the lack of available personnel to provide a complete response to the comments in the Staff Letter by the requested date of August 16, 2010.  However, the Company will incorporate as much as possible of the information requested in the Staff Letter in the June 30, 2010 10-Q.

Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Richard Shupe
Senior Vice President and
Chief Financial Officer

cc:	Mr. Dennis R. Woods
Mr. Gary S. Findley